SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G


                                 (Rule 13d-102)


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2


                   Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                            TITAN PHARMACEUTICALS INC
             -----------------------------------------------------
                                (Name of Issuer)
                                  Common Stock
              -----------------------------------------------------
                         (Title of Class of Securities)

                                    888314101
             -----------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is  being paid with this statement [].

----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 888314101                   13G                    Page 2  of 8 Pages

--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)

       Morgan  Stanley
       IRS  #  39-314-5972
--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]
--------------------------------------------------------------------------------
   3.  SEC USE ONLY

--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

       The state of organization is Delaware.
--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             461,722
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       461,722
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       461,722
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       1.6704%
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*

       IA, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 888314101                13G                    Page 3  of 8  Pages

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   1.  NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)

       Morgan Stanley Capital Services Inc
       IRS# 13-3292567
--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]
--------------------------------------------------------------------------------
   3.  SEC USE ONLY

--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

       The state of organization is Delaware.
--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             461,722
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       461,722
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       461,722
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       1.6704%
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*

       IA, CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 888314101                  13G                   Page 4  of  8  Pages

Item 1.     (a)   Name of Issuer:
                  TITAN PHARMACEUTICALS INC
                  --------------------------------------------------------------
            (b)   Address of Issuer's Principal Executive Offices:
                  400 OYSTER POINT BLVD
                  SUITE 505
                  SAN FRANCISCO, CA 94080
                  --------------------------------------------------------------
Item 2.     (a)   Name of Person Filing:
                  (a) Morgan Stanley
                  (b) Morgan Stanley Capital Services Inc
                  --------------------------------------------------------------
            (b)   Address of Principal Business Office, or if None, Residence:

                  (a) 1585 Broadway
                      New York, New York 10036

                  (b) 1585 Broadway
                      New York, New York 10036
                  --------------------------------------------------------------
            (c)   Citizenship:
                  Incorporated by reference to Item 4 of the
                  cover page pertaining to each reporting person.
                  --------------------------------------------------------------
            (d)   Title of Class of Securities:
                  Common Stock
                  --------------------------------------------------------------
            (e)   CUSIP Number:
                  888314101
                  --------------------------------------------------------------

Item 3.     (a)   Morgan Stanley is a parent holding company.

CUSIP No. 888314101                  13-G                   Page 5  of  8  Pages



Item 4.     Ownership.

            Incorporated by reference to Items (5) - (9) and (11) of the cover page.

            (a) Morgan Stanley is filing solely in its
                capacity as the parent company of, and indirect beneficial owner of securities held by, one of its business units.

Item 5.     Ownership of Five Percent or Less of a Class.

            (a) As of the date hereof, Morgan Stanley has ceased to be the beneficial owner of more than five percent of the class of securities.

            (b) As of the date hereof, Morgan Stanley Capital Services Inc has ceased to be the beneficial owner of more than five percent of the class of securities.

            See item 4 (a)

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            Inapplicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

Item 8.     Identification and Classification of Members of the Group.

Item 9.     Notice of Dissolution of Group.

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 888314101               13-G                   Page 6  of  8 Pages


                                  Signature.


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:       May 12, 2003


Signature:  /s/ Dennine Bullard
            -----------------------------------------------------------------

Name/Title  Dennine Bullard /Vice President, Morgan Stanley & Co. Incorporated
            -----------------------------------------------------------------
            MORGAN STANLEY


Date:       May 12, 2003


Signature:  /s/ Jonathan Barton
            -----------------------------------------------------------------

Name/Title  Jonathan Barton /Managing Director, Morgan Stanley Capital
                             Services Inc.
            -----------------------------------------------------------------
            MORGAN STANLEY CAPITAL SERVICES INC


                       INDEX TO EXHIBITS                               PAGE
                       -----------------                               ----

EXHIBIT 1       Agreement to Make a Joint Filing                          7

EXHIBIT 2       Secretary's Certificate Authorizing Dennine Bullard       8
                to Sign on behalf of Morgan Stanley




* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


                                      EX-99
                             JOINT FILING AGREEMENT

 CUSIP No. 888314101                13-G                   Page  7 of  8 Pages


                            EXHIBIT 1 TO SCHEDULE 13G
               ---------------------------------------------------


                               MAY 12, 2003
               ---------------------------------------------------


               MORGAN STANLEY and MORGAN STANLEY CAPITAL SERVICES INC,

               hereby agree that, unless differentiated, this

               Schedule 13G is filed on behalf of each of the parties.


            MORGAN STANLEY

            BY: /s/ Dennine Bullard
            --------------------------------------------------------------------
            Dennine Bullard/ Vice President Morgan Stanley & Co. Incorporated

            MORGAN STANLEY CAPITAL SERVICES INC

            BY: /s/ Jonathan Barton
            --------------------------------------------------------------------
            Jonathan Barton /Managing Director, Morgan Stanley Capital
                             Services Inc.



                                     EX-99.1
                              SECRETARY'S CERTIFICATE

 CUSIP No. 888314101                                        Page 8  of 8  Pages


                                  EXHIBIT 2

                               MORGAN STANLEY

                           SECRETARY'S CERTIFICATE


         I, Charlene R. Herzer, a duly elected and Assistant Secretary of Morgan Stanley, a corporation organized and existing under the laws of the State of Delaware (the
         "Corporation"), certify as follows:


             (1) Donald G. Kempf, Jr. is the duly elected Executive Vice
                 President, Chief Legal Officer and Secretary of the
                 Corporation;

             (2) Pursuant to Section 7.01 of the Bylaws of the Corporation
                 and resolutions approved by the Board of Directors of the Corporation on September 25,1998, the Chief Legal Officer is authorized to enter into agreements and other instruments on behalf of the Corporation and may delegate such powers to others under his jurisdiction; and

             (3) Donald G. Kempf signed a Delegation of Authority as of
                 February 23, 2000, which authorized Dennine Bullard to sign reports to be filed under Section 13 and 16 of the Securities Exchange Act of 1934 on behalf of the Corporation. Such authorization is in full force and efect as of this date.

          IN WITNESS WHEREOF, I have hereunto set my name and affixed the seal of the Corporation as of the 5th day of February, 2003.

                                                ______________________________
                                                Charlene R. Herzer
                                                Assistant Secretary